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                         April 14, 2022

       Michael Blackham
       Treasurer
       WFN Credit Company, LLC
       3095 Loyalty Circle
       Columbus, Ohio 43219

                                                        Re: WFN Credit Company,
LLC
                                                            World Financial
Network Credit Card Master Trust
                                                            World Financial
Network Credit Card Master Note Trust
                                                            Registration
Statement on Form SF-3
                                                            Filed April 12,
2022
                                                            File Nos.
333-264255, 333-264255-01 and 333-264255-02

       Dear Mr. Blackham:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Meeks at 202-551-7146 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Structured Finance